SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 5, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The press release included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES
PRESS RELEASE: CANADIAN PACIFIC RAILWAY AND ELK VALLEY COAL REACH FIVE-YEAR AGREEMENT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: April 5, 2005	By:	Signed: Robert V. Horte
		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, April 5, 2005

CANADIAN PACIFIC RAILWAY AND ELK VALLEY COAL
REACH FIVE-YEAR AGREEMENT

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) and Fording Canadian Coal Trust (TSX:FDG.UN, NYSE:FDG) today announced CPR and Elk Valley Coal Corporation have reached a five-year agreement for the transportation of metallurgical coal from all of Elk Valley Coal’s mines in southeast British Columbia to Vancouver area ports for export.

The key elements of the confidential contract are:

–	a five-year deal covering Elk Valley Coal’s five mines in southeast B.C. that is retroactive to April 1, 2004, and extends to March 31, 2009;

–	a commitment to increase the base volumes of coal to be moved in line with Elk Valley Coal’s planned capacity increases;

–	a framework for the movement of additional tonnes above the base volume during the 2006-2008 coal years, with a rate premium on the additional tonnes;

–	fixed coal year rates for the first three years of the contract, with the 2004 rate being approximately 20% higher than the 2003 rate and the 2005 and 2006 rates being in the order of 60% higher than the 2003 rate;

–	rates for the 2007 and 2008 coal years that will be linked to Elk Valley Coal’s price for coal with a floor and ceiling rate, both of which will be higher than the 2004 rate;

–	a fuel cost adjustment mechanism for the last two years of the contract.

In addition, the parties resolved a number of other operations and commercial issues. CPR and Elk Valley Coal have agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute over the transportation of coal from Elk Valley Coal’s five coal mines in southeast British Columbia to Vancouver area ports for export.

“We are very pleased to have finalized this new contract with Elk Valley Coal,” said Rob Ritchie, CPR President and CEO. “This contract provides clarity and stability in our operational and financial relationship. Both parties can now work together to take full advantage of the increasing global demand for metallurgical coal.”

As a result of this contract signing, CPR projects an increase of $0.55 to $0.60 in 2005 earnings per share1 (EPS) and, therefore, is increasing its 2005 EPS1 guidance to a range of $3.15 to $3.25. This would represent an increase in the range of 38% to 43%, compared with 2004 results.

CPR will discuss the impact of this agreement with analysts and the media in a short conference call beginning at 10:00 a.m. EDT (8:00 a.m. MDT) on April 5th.

CONFERENCE CALL ACCESS

Dial-in numbers: 1-800-814-4857 or 416-640-4127. Callers should dial in 10 minutes prior to the call to register. A replay of the conference call will be available by phone through April 12, 2005, at 1-877-289-8525 or 416-640-1917, pass code 21120239#.

About Canadian Pacific Railway

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

1NON-GAAP EARNINGS MEASURE

The EPS guidance discussed in this news release is based on a non-GAAP earnings measure. CPR presents non-GAAP earnings measures to provide a basis for evaluating underlying earnings trends that can be compared with prior financial results. EPS excludes foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled.

It should be noted that EPS has no standardized meaning and is not defined by Canadian generally accepted accounting principles and, therefore, is unlikely to be comparable to similar measures presented by other companies.

Contacts:

Paul Bell Vice-President, Investor Relations Tel.: (403) 319-3591 investor@cpr.ca	Len Cocolicchio (media relations) Tel.: (403) 319-7591 Cell: (403) 650-2748 len_cocolicchio@cpr.ca